EXHIBIT 3.5

ARTICLES OF AMENDMENT TO THE

RESTATED ARTICLES OF INCORPORATION

OF

ZIONS BANCORPORATION

Pursuant to the authority vested in the Board of Directors of Zions Bancorporation, a Utah corporation (the “Corporation”), by and through the Restated Articles of Incorporation, as amended (the “Articles of Incorporation”), of the Corporation, as permitted by Sections 16-10a-602, 16-10a-1002 and 16-10a-1006, et seq. of the Utah Revised Business Corporation Act (the “UBCA”), the Board of Directors of the Corporation hereby adopts these Articles of Amendment to the Articles of Incorporation, without shareholder action, dated effective as of December 5, 2006. Shareholder action was not required.

1.	The name of the Corporation is Zions Bancorporation.

2.	By this amendment (the “Amendment”), Article VIII of the Restated Articles of Incorporation of the Corporation is hereby amended to read in its entirety as follows:

Section 1. Authorized Shares. The aggregate number of shares of capital stock which this Corporation shall have authority to issue is 353,000,000, divided into two classes as follows:

(A)	350,000,000 shares of Common Stock, without par value, which shares shall be entitled to one vote per share; and

(B)	3,000,000 shares of Preferred Stock, without par value.

The Board of Directors of this Corporation is expressly vested with the authority to determine, with respect to any class of Preferred Stock, the dividend rights (including rights as to cumulative, noncumulative or partially cumulative dividends) and preferences, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices, and the liquidation preferences of any such class of Preferred Stock. As to any series of Preferred Stock, the Board of Directors is authorized to determine the number of shares constituting such series, and to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of that series.

The Board of Directors of this Corporation is expressly vested with the authority to divide the above-described class of Preferred Stock into series and to fix and determine the variations in the relative rights and preferences of the shares of Preferred Stock of any series so established, including, without limitation, the following:

(i)	the rate of dividend;

(ii)	the price at and the terms and conditions on which shares may be redeemed;

(iii)	the amount payable upon shares in event of involuntary liquidation;

(iv)	the amount payable upon shares in event of voluntary liquidation;

(v)	sinking fund provisions for the redemption or purchase of shares;

(vi)	the terms and conditions on which shares may be converted, if the shares of any series are issued with the privilege of conversion; and

(vii)	such other variations in the relative rights and preferences of such shares which at the time of the establishment of such series are not prohibited by law.

Section 2. Designation of Series A Floating-Rate Non-Cumulative Perpetual Preferred Stock .. A series of Preferred Stock shall be hereby designated “Series A Floating-Rate Non-Cumulative Perpetual Preferred Stock” (hereinafter referred to as the “Series A Preferred Stock”). Each share of Series A Preferred Stock shall be identical in all respects to every other share of Series A Preferred Stock. Series A Preferred Stock will rank equally with Parity Stock, as defined below, if any, and will rank senior to Junior Stock in each case with respect to the payment of dividends and the distribution of assets in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation.

Section 3. Number of Shares . The number of authorized shares of Series A Preferred Stock shall be 240,000. Such number may from time to time be increased (but not in excess of the then total number of authorized shares of preferred stock) or decreased (but not below the number of shares of Series A Preferred Stock then outstanding) by further resolution duly adopted by the Board of Directors of the Corporation or any duly authorized committee of the Board of Directors of the Corporation and by the filing of Articles of Amendment pursuant to the provisions of the UBCA stating that such increase or reduction, as the case may be, has been so authorized. The Corporation shall have the authority to issue fractional shares of Series A Preferred Stock.

Section 4. Definitions . As used herein with respect to Series A Preferred Stock:

“Business Day” means any day that is a Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in Salt Lake City, Utah or New York City generally are authorized or required by law or executive order to close.

“Calculation Agent” means Zions First National Bank or such other bank as may be acting as calculation agent for the Corporation with respect to the Series A Preferred Stock.

“Depositary Company” shall have the meaning set forth in Section 7(d) hereof.

“Determination Date” means, with respect to any Dividend Period, the second London Business Day immediately preceding the first day of such Dividend Period.

“Dividend Payment Date” shall have the meaning set forth in Section 5(a) hereof.

“Dividend Period” shall have the meaning set forth in Section 5(a) hereof.

“DTC” means The Depository Trust Company, together with its successors and assigns.

“Junior Stock” means the Corporation’s common stock and any other class or series of stock of the Corporation hereafter authorized and issued over which Series A Preferred Stock has preference or priority in the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding up of the affairs of the Corporation.

“London Business Day” means any day in which dealings in U.S. dollars are transacted or, with respect to any future date, are expected to be transacted in the London interbank market.

“Nonpayment” shall have the meaning set forth in Section 8(c)(i) hereof.

“Parity Stock” means any other class or series of stock of the Corporation that ranks on par with Series A Preferred Stock in the payment of dividends and in the distribution of assets on any liquidation, dissolution or winding up of the affairs of the Corporation.

“Preferred Director” shall have the meaning set forth in Section 8(c)(i) hereof.

“Representative Amount” means, with respect to the determination of Three-Month LIBOR, an amount that, in the Calculation Agent’s judgment, is representative of a single transaction in the relevant market at the relevant time.

“Telerate Page 3750” means the display page so designated on the Moneyline Telerate Service (or such other page as may replace that page on that service, or such other service as may be nominated as the information vendor, for the purpose of displaying rates or prices comparable to the London Interbank Offered Rate for U.S. dollar deposits).

“Three-Month LIBOR” means, with respect to any Dividend Period, the offered rate (expressed as a percentage per annum) for deposits in U.S. dollars for a three-month period commencing on the first day of such Dividend Period that appears on Telerate Page 3750 as of 11:00 a.m. (London time) on the Determination Date. If such rate does not appear on Telerate Page 3750 or if Telerate Page 3750 is not available on the Determination Date, Three-Month LIBOR will be determined on the basis of the rates at which deposits in U.S. dollars for a three-month period commencing on the first day of such Dividend Period and in a Representative Amount are offered to prime banks in the London interbank market by four major banks in the London interbank market selected by the Calculation Agent, at approximately 11:00 a.m., London time, on the Determination Date. The Calculation Agent will request the principal London office of each of such banks to provide a quotation of such rate (expressed as a percentage per annum). If at least two such quotations are provided, Three-Month LIBOR with respect to such Dividend Period will be the arithmetic mean (rounded upward if necessary to the nearest .00001 of 1%) of such quotations. If fewer than two such quotations are provided, Three-Month LIBOR with respect to such Dividend Period will be determined on the basis of the rates quoted by three major banks in New York City selected by the Calculation Agent, at approximately 11:00 a.m., New York City time, on the Determination Date for loans in U.S. dollars in a Representative Amount to leading European banks for a three-month period commencing on the first day of such Dividend Period. If at least two such quotations are provided, Three-Month LIBOR with respect to such Dividend Period will be the arithmetic mean (rounded upward if necessary to the nearest .00001 of 1%) of such quotations. If fewer than two such quotations are provided, Three-Month LIBOR for such Dividend Period will be the same as Three-Month LIBOR as determined for the immediately previous Dividend Period, or in the case of the first Dividend Period, the most recent rate that could have been determined in accordance with the first sentence of this paragraph had Series A Preferred Stock been outstanding. The Calculation Agent’s determination of Three-Month LIBOR and calculation of the amount of dividends for each Dividend Period will be on file at the principal offices of the Corporation, will be made available to any holder of Series A Preferred Stock upon request and will be final and binding in the absence of manifest error.

“Voting Parity Stock” means the Series A Preferred Stock and each class or series of preferred stock that ranks on parity with the Series A Preferred Stock as to payment of dividends and has voting rights similar to those described in Section 8(c).

Section 5. Dividends.

(a) Rate . Holders of Series A Preferred Stock shall be entitled to receive, if, as and when declared by the Board of Directors of the Corporation or any duly authorized committee of the Board of Directors of the Corporation, but only out of assets legally available for the payment of dividends under the UBCA, non-cumulative cash dividends on the liquidation preference of $1,000 per share of Series A Preferred Stock, and no more, payable quarterly in arrears on the 15th day of March, June, September and December of each year commencing March 15, 2007; provided, however, if any such day is not a Business Day, then payment of any dividend otherwise payable on that date will be made on the next succeeding day that is a Business Day (without any interest or other payment in respect of such delay) (each such day on which dividends are payable, a “Dividend Payment Date”). The period from and including any Dividend Payment Date to but excluding the next Dividend Payment Date is a “Dividend Period”; provided, however, that the first Dividend Period shall be the period from and including the date of original issuance of the Series A Preferred Stock to but excluding the next Dividend Payment Date; provided, further, that if additional shares of Series A Preferred Stock are issued subsequently, the first Dividend Period with respect to such shares shall be (i) if the date of such subsequent issuance is a Dividend Payment Date, the period from and including such Dividend Payment Date to but excluding the next Dividend Payment Date and (ii) if the date of such subsequent issuance is not a Dividend Payment Date, the period from and including the most recent Dividend Payment Date preceding the date of such subsequent issuance to but excluding the next Dividend Payment Date. Dividends on each share of Series A Preferred Stock will be payable, if, as and when declared by the Board of Directors of the Corporation or any duly authorized committee of the Board of Directors of the Corporation, on the liquidation preference of $1,000 per share at a rate per annum equal to the greater of (i) Three-Month LIBOR plus 0.520% or (ii) 4.000%. The record date for payment of dividends on the Series A Preferred Stock shall be the March 1, June 1, September 1 and December 1 immediately preceding the respective Dividend Payment Date. The amount of dividends payable per share of Series A Preferred Stock on each Dividend Payment Date shall be calculated by multiplying (i) the per annum rate described above in effect for the related Dividend Period by (ii) a fraction, the numerator of which shall be the actual number of days in such Dividend Period and the denominator of which shall be 360, and by (iii) $1,000. No interest will be payable in respect of any dividend payment on shares of Series A Preferred Stock that may be in arrears.

(b) Non-Cumulative Dividends . Dividends on shares of Series A Preferred Stock shall be non-cumulative. To the extent that any dividends payable on the shares of Series A Preferred Stock on any Dividend Payment Date are not declared and paid, in full or otherwise, on such Dividend Payment Date, then such unpaid dividends shall not accrue or be payable and the Corporation shall have no obligation to pay dividends for such Dividend Period, whether or not dividends on the Series A Preferred Stock are declared for any future Dividend Period.

(c) Priority of Dividends . During any Dividend Period, so long as any share of Series A Preferred Stock remains outstanding, unless dividends in an amount computed in accordance with Section 5(a) for each share of Series A Preferred Stock as of the Dividend Payment Date for the then-current Dividend Period have been paid, or declared and funds set aside therefor, and the Corporation is not in default on its obligations to redeem any shares of Series A Preferred Stock that have been called for redemption, (i) no dividend shall be declared or paid or set aside for payment and no distribution shall be declared or made or set aside for payment on any Junior Stock, other than a dividend payable solely in Junior Stock, (ii) no shares of Junior Stock shall be repurchased, redeemed or otherwise acquired for consideration by the Corporation, directly or indirectly (other than as a result of a reclassification of Junior Stock for or into other Junior Stock, or the exchange or conversion of one share of Junior Stock for or into another share of Junior Stock, and other than through the use of the proceeds of a substantially contemporaneous sale of other shares of Junior Stock), nor shall any monies be paid to or made available for a sinking fund for the redemption of any such shares by the Corporation, and (iii) no shares of Parity Stock shall be repurchased, redeemed or otherwise acquired for consideration by the Corporation otherwise than pursuant to pro rata offers to purchase all, or a pro rata portion, of the Series A Preferred Stock and such Parity Stock, except by conversion into or exchange for Junior Stock. On any Dividend Payment Date for which dividends are not paid in full upon the shares of Series A Preferred Stock and any Parity Stock, all dividends declared upon shares of Series A Preferred Stock and any Parity Stock for payment on such Dividend Payment Date shall be declared on a proportionate basis. Subject to the foregoing, and not otherwise, such dividends (payable in cash, stock or otherwise) as may be determined by the Board of Directors of the Corporation or any duly authorized committee of the Board of Directors of the Corporation may be declared and paid on any Junior Stock or Parity Stock from time to time out of any assets legally available therefor, and the shares of Series A Preferred Stock shall not be entitled to participate in any such dividend.

Section 6. Liquidation Rights.

(a) Liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, holders of Series A Preferred Stock shall be entitled to receive out of assets of the Corporation available for distribution to shareholders, after satisfaction of liabilities to creditors and subject to the rights of the holders of any class or series of securities ranking senior to Series A Preferred Stock, before any distribution of assets of the Corporation is made to the holders of Junior Stock, a liquidating distribution in the amount of the liquidation preference of $1,000 per share, plus any declared and unpaid dividends, without accumulation of any undeclared dividends, to the date of liquidation. The holders of Series A Preferred Stock shall not be entitled to any other amounts from the Corporation after they have received their full liquidating distribution.

(b) Partial Payment. If the assets of the Corporation are not sufficient to pay in full the liquidation preference plus any declared and unpaid dividends to the date of liquidation to all holders of Series A Preferred Stock and all holders of any Parity Stock, the amounts paid to the holders of Series A Preferred Stock and to the holders of all Parity Stock shall be paid pro rata in accordance with the respective aggregate liquidation preferences plus any declared and unpaid dividends of Series A Preferred Stock and all such Parity Stock to the date of liquidation.

(c) Residual Distributions. If the liquidation preference plus any declared and unpaid dividends to the date of liquidation has been paid in full to all holders of Series A Preferred Stock and all holders of any Parity Stock, the holders of Junior Stock shall be entitled to receive all remaining assets of the Corporation according to their respective rights and preferences.

(d) Merger, Consolidation and Sale of Assets Not Liquidation. For purposes of this Section 6, the merger or consolidation of the Corporation with any other entity, including a merger or consolidation in which the holders of Series A Preferred Stock receive cash, securities or property for their shares, or the sale, lease or exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of the assets of the Corporation for cash, securities or other property shall not constitute a voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Corporation.

Section 7. Redemption.

(a) Optional Redemption . The Series A Preferred Stock shall not be redeemable by the Corporation prior to December 15, 2011. On and after such date, the Corporation, at the option of its Board of Directors or any duly authorized committee of the Board of Directors of the Corporation, may redeem in whole or in part the shares of Series A Preferred Stock at the time outstanding upon notice given as provided in Section 7(b) below. The redemption price for shares of Series A Preferred Stock shall be $1,000 per share plus any declared and unpaid dividends, without accumulation of any undeclared dividends, through but not including the redemption date. Holders of Series A Preferred Stock shall not have any right to require the redemption or repurchase of any shares of Series A Preferred Stock.

(b) Notice of Redemption . Notice of every redemption of shares of Series A Preferred Stock shall be mailed by first class mail to the holders of record of the Series A Preferred Stock to be redeemed at their respective last addresses appearing on the stock register of the Corporation. Such mailing shall be at least 30 days and not more than 60 days before the date fixed for redemption (provided that, if depositary shares representing the Series A Preferred Stock or the Series A Preferred Stock are held in book-entry form through the DTC, the Corporation may give notice in any manner permitted by the DTC). Any notice mailed as provided in this Section 7(b) shall be conclusively presumed to have been duly given, whether or not the holder receives such notice, but failure duly to give such notice by mail, or any defect in such notice or in the mailing thereof, to any holder of shares of Series A Preferred Stock designated for redemption shall not affect the validity of the proceedings for the redemption of any other shares of Series A Preferred Stock. Each notice shall state (i) the redemption date; (ii) the number of shares of Series A Preferred Stock to be redeemed and, if fewer than all the shares held by such holder are to be redeemed, the number of such shares to be redeemed from such holder; (iii) the redemption price; (iv) the place or places where the certificates for such shares of Series A Preferred Stock are to be surrendered for payment of the redemption price; and (v) that dividends on the shares to be redeemed will cease to accrue on the redemption date.

(c) Partial Redemption. In case of any redemption of only part of the shares of Series A Preferred Stock at the time outstanding, the shares of Series A Preferred Stock to be redeemed shall be selected either pro rata from the holders of record of Series A Preferred Stock in proportion to the number of Series A Preferred Stock held by such holders or by lot or in such other manner as the Board of Directors of the Corporation or any duly authorized committee of the Board of Directors of the Corporation may determine to be fair and equitable. Subject to the provisions of this Section 7, the Board of Directors of the Corporation or any duly authorized committee of the Board of Directors of the Corporation shall have full power and authority to prescribe the terms and conditions upon which shares of Series A Preferred Stock shall be redeemed from time to time.

(d) Effectiveness of Redemption. If notice of redemption of any shares of Series A Preferred Stock has been duly given and if the funds necessary for the redemption have been set aside by the Corporation for the benefit of the holder of any shares of Series A Preferred Stock so called for redemption, separate and apart from its other assets, in trust, so as to be and continue to be available therefor, or deposited by the Corporation with a bank or trust company selected by the Board of Directors of the Corporation or any duly authorized committee of the Board of Directors of the Corporation (the “Depositary Company”) in trust for the pro rata benefit of the holders of the shares called for redemption, then, notwithstanding that any certificate for any share so called for redemption has not been surrendered for cancellation, on and after the redemption date (i) all shares so called for redemption shall cease to be outstanding, (ii) all declared but unpaid dividends with respect to such shares shall cease to accrue, and (iii) all rights with respect to such shares shall forthwith on such redemption date cease and terminate, except only the right of the holders thereof to receive the amount payable on such redemption from the Depositary Company at any time after the redemption date from the funds so deposited, without interest. The Corporation shall be entitled to receive, from time to time, from the Depositary Company any interest accrued on such funds, and the holders of any shares called for redemption shall have no claim to any such interest. Any funds so deposited and unclaimed at the end of three years from the redemption date shall, to the extent permitted by law, be released or repaid to the Corporation, and in the event of such repayment to the Corporation, the holders of record of the shares so called for redemption shall be deemed to be unsecured creditors of the Corporation for an amount equivalent to the amount deposited as stated above for the redemption of such shares and so repaid to the Corporation, but shall in no event be entitled to any interest.

Section 8. Voting Rights . The holders of Series A Preferred Stock will have no voting rights and will not be entitled to elect any directors, except as expressly provided by law and as provided in this Section 8. Each holder of Series A Preferred Stock will have one vote per share on any matter in which holders of such shares are entitled to vote, including when acting by written consent. The voting rights provided in this Section 8 shall not apply if, at or prior to the time when the act with respect to which such vote or consent would otherwise be required shall be effected, all outstanding shares of Series A Preferred Stock have been redeemed or called for redemption upon proper notice and sufficient funds have been set aside in accordance with Section 7(d).

(a) Supermajority Voting Rights – Priority . Unless the vote or consent of the holders of a greater number of shares shall then be required by law, the affirmative vote or consent of the holders of at least 66 2/3% of all of the shares of the Series A Preferred Stock and any Parity Stock that is preferred stock at the time outstanding, voting together as a class, shall be required to issue, authorize or increase the authorized amount of, or to issue or authorize any obligation or security convertible into or evidencing the right to purchase, any additional class or series of stock ranking senior to the shares of the Series A Preferred Stock with respect to the payment of dividends or the distribution of assets on any liquidation, dissolution or winding up of the affairs of the Corporation.

(b) Supermajority Voting Rights – Amendments . Unless the vote or consent of the holders of a greater number of shares shall then be required by law, the affirmative vote or consent of the holders of at least 66 2/3% of all of the shares the Series A Preferred Stock at the time outstanding, voting separately as a class, shall be required to authorize any amendment of the Articles of Incorporation or of any articles of amendment creating the Series A Preferred Stock or any other series of preferred stock, whether by merger, consolidation or otherwise, so as to materially and adversely affect the powers, preferences, privileges or rights of the Series A Preferred Stock, taken as a whole; provided, however, that the following shall be deemed not to materially and adversely affect any power, preference or right of the Series A Preferred Stock: (i) any increase in the amount of the authorized or issued shares of Series A Preferred Stock or the amount of the authorized shares of common stock or preferred stock of the Corporation or the creation and issuance, or an increase in the authorized or issued amount, of any other class or series of common stock or other equity securities ranking equally with and/or junior to the Series A Preferred Stock with respect to the payment of dividends (whether such dividends are cumulative or non-cumulative) and/or the distribution of assets upon a liquidation, dissolution or winding up of the affairs of the Corporation; (ii) any change to the number of directors or classification of or number of classes of directors of the Corporation; and (iii) the occurrence of a merger or consolidation involving the Corporation, so long as any of the shares of Series A Preferred Stock remains outstanding with the terms thereof materially unchanged or new shares of the surviving corporation or entity are issued with the same terms as the Series A Preferred Stock, in each case taking into account that upon the occurrence of this event the Corporation may not be the surviving entity.

(c) Special Voting Right.

(i) Voting Right . If and whenever dividends on the Series A Preferred Stock or any other class or series of Voting Parity Stock have not been declared and paid in an aggregate amount at least equal as to any such class or series, to the amount of dividends payable on such class and series at its respective stated dividend rate for a period of six quarterly dividend periods, whether or not for consecutive dividend periods (a “Nonpayment”), the number of directors then constituting the Board of Directors of the Corporation shall be increased by two. Holders of all classes and series of any Voting Parity Stock as to which a Nonpayment exists (including, if applicable, the Series A Preferred Stock) will be entitled to vote together as a single class for the election of the two additional members of the Corporation’s Board of Directors (the “Preferred Directors”), provided that the election of such directors must not cause the Corporation to violate the listing standards of the Nasdaq Stock Market (or other exchange on which the Corporation’s securities may be listed) or the rules and regulations of any other regulatory or self-regulatory body. At no time will the Corporation’s Board of Directors include more than two Preferred Directors.

(ii) Election . The election of the Preferred Directors will take place at any annual meeting of shareholders or any special meeting of the holders of Voting Parity Stock with respect to which a Nonpayment exists (including, if applicable, the Series A Preferred Stock), called as provided herein. In the event of a Nonpayment, the Secretary of the Corporation, upon the written request of any holder of record of at least 20% of the outstanding shares of any Voting Parity Stock with respect to which a Nonpayment exists (including, if applicable, the Series A Preferred Stock) addressed to the Secretary at the Corporation’s principal office, must (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the shareholders, in which event such election shall be held at such next annual or special meeting of shareholders), call a special meeting of the holders of all Voting Parity Stock with respect to which a Nonpayment exists for the election of the Preferred Directors to be elected by them as provided in Section 8(c)(iii) below. So long as these voting rights granted pursuant to Section 8(c)(i) have not ceased, holders of any and all Voting Parity Stock with respect to which a Nonpayment exists (including, if applicable, the Series A Preferred Stock), voting together as a single class, will continue to elect such directors at each subsequent annual meeting. The Preferred Directors shall each be entitled to one vote per director on any matter.

(iii) Notice for Special Meeting . Notice for a special meeting will be given in a similar manner to that provided in the Corporation’s bylaws for a special meeting of the shareholders. If the secretary of the Corporation does not call a special meeting within 20 days after receipt of any such request, then any holder of Series A Preferred Stock may (at our expense) call such meeting, upon notice as provided in this Section 8(c)(iii), and for that purpose will have access to the stock register of the Corporation. The Preferred Directors elected at any such special meeting will hold office until the next annual meeting of our shareholders unless they have been previously terminated or removed pursuant to Section 8(c)(iv).

(iv) Termination; Removal; Vacancy . If and when full dividends have been paid for at least four quarterly dividend periods following a Nonpayment on any class or series of Voting Parity Stock with respect to which a Nonpayment exists or existed, the voting right granted pursuant to Section 8(c)(i) will cease with respect to that class or series (subject to revesting in the event of each subsequent Nonpayment). If and when full dividends have been paid for at least four quarterly dividend periods on all classes and series of Voting Parity Stock as to which a Nonpayment exists or existed, the terms of office of the Preferred Directors will immediately terminate and the number of directors constituting the Board of Directors of the Corporation will be automatically decreased by two. Any Preferred Director may be removed at any time without cause by the holders of record of a majority of the outstanding shares of all classes and series of Voting Parity Stock with respect to which a Nonpayment then exists voting together as a single class. So long as the voting rights granted pursuant to Section 8(c)(i) remain in effect, any vacancy in the office of a Preferred Director (other than prior to the initial election of the Preferred Directors) may be filled by the written consent of the Preferred Director remaining in office or, if none remains in office, by the vote or consent of the holders of record of a majority of the outstanding shares of all classes and series of Voting Parity Stock with respect to which a Nonpayment then exists voting together as a single class, with the successor to serve until the next annual meeting of shareholders.

Section 9. Conversion; Exchange. The holders of Series A Preferred Stock shall not have any rights to convert such Series A Preferred Stock into, or exchange such Series A Preferred Stock for, shares of any other class of capital stock of the Corporation.

Section 10. Other Issuances. Notwithstanding anything set forth in the Articles of Incorporation or the Articles of Amendment establishing the rights and preferences of the Series A Preferred Stock to the contrary, the Board of Directors of the Corporation, or any authorized committee of the Board of Directors of the Corporation, without the vote or consent of the holders of the Series A Preferred Stock, may authorize and issue additional shares of Junior Stock, Parity Stock or, subject to the voting rights granted in Section 8(a), any class of securities ranking senior to the Series A Preferred Stock as to the payment of dividends and the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation.

Section 11. Repurchase. Subject to the limitations imposed herein, the Corporation may purchase and sell Series A Preferred Stock from time to time to such extent, in such manner, and upon such terms as the Board of Directors of the Corporation or any duly authorized committee of the Board of Directors of the Corporation may determine; provided, however, that the Corporation shall not use any of its funds for any such purchase when there are reasonable grounds to believe that the Corporation is, or by such purchase would be, rendered insolvent.

Section 12. Unissued or Reacquired Shares. Shares of Series A Preferred Stock not issued or which have been issued and converted, redeemed or otherwise purchased or acquired by the Corporation shall be restored to the status of authorized but unissued shares of preferred stock without designation as to series.

Section 13. No Sinking Fund. Shares of Series A Preferred Stock are not subject to the operation of a sinking fund.

The undersigned does hereby acknowledge, under penalties of perjury, that this document is the act and deed of the Corporation, and that the facts herein stated are true.

DATED this 5th day of December 2006.

ZIONS BANCORPORATION

By:	/s/ Harris H. Simmons
Name:	Harris H. Simmons
Title:	Chief Executive Officer

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